[Aeolus Pharmaceuticals, Inc. Letterhead]

April 4, 2011

Via EDGAR (“Corresp”) and Overnight Mail

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Jim B. Rosenberg

Re:	Aeolus Pharmaceuticals, Inc.
Form 10-K for the Year Ended September 30, 2010
Definitive Information Statement filed January 26, 2011
Form 8-K filed February 16, 2011
Form 8-K filed February 25, 2011
File No. 000-50481

Dear Mr. Rosenberg:

Reference is made to the letter from the staff of the Commission (the “Staff”), dated March 21, 2011, to Aeolus Pharmaceuticals, Inc. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the year ended September 30, 2010, the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2010, the Company’s Definitive Information Statement on Schedule 14C filed on January 26, 2011, the Company’s Current Report on Form 8-K filed on February 16, 2011 and the Company’s Current Report on Form 8-K filed on February 25, 2011 (the “Comment Letter”). On March 30, 2011, representatives of the Company and its outside counsel and independent registered public accounting firm discussed certain accounting-related matters contained in the Comment Letter during a conference call with Donald Abbott, Senior Staff Accountant, and Christine Allen, Staff Accountant. Based on the approach outlined with Mr. Abbott and Ms. Allen during the conference call, the Company is submitting this response to the Comment Letter. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

Form 10-K/A for the fiscal year ended September 30, 2010

Item 1. Business, page 4

Collaborative and License Arrangements, page 25

1.
Please expand your disclosure regarding each of your license agreements with Duke and National Jewish Health to include the aggregate potential milestone payments payable under each agreement and a range of the royalty payments (e.g. low single-digits or a range not to exceed ten percent).

In response to the Staff’s comment, the Company confirms that it will expand its disclosure regarding the following agreements: License Agreement between Duke University and the Company, dated July 21, 1995, as amended by Amendment No. 1 to License Agreement, dated May 14, 2002; License Agreement, dated June 25, 1998, between Duke University and the Company, as amended by Amendment No. 1 to License Agreement, dated May 14, 2002; License Agreement, dated May 7, 2002, between Duke University and the Company; License Agreement, dated November 17, 2000, between National Jewish Medical and Research Center and the Company, as amended by Amendment No. 1 to License Agreement, dated May 14, 2002; and Exclusive License Agreement, dated January 15, 2009, between National Jewish Health and the Company. Accordingly, the Company proposes to include the disclosure in substantially the following form in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the “Next Form 10-Q”), and applicable subsequent filings:

“Duke Licenses

Pursuant to our license agreements with Duke University (“Duke”), we have obtained exclusive worldwide rights from Duke to products using antioxidant technology and compounds developed by Dr. Irwin Fridovich and other scientists at Duke. We are obligated under the licenses to pay Duke royalties ranging in the low single digits of net product sales during the term of the Duke licenses, and we must make payments upon the occurrence of certain development milestones in an aggregate amount of up to $2,000,000. In addition, we are obligated under the Duke licenses to pay patent filing, prosecution, maintenance and defense costs. The Duke licenses are terminable by Duke in the event of breach by us and otherwise expire when the last licensed patent expires.

National Jewish Medical and Research Center

We have obtained an exclusive worldwide license from the National Jewish Medical and Research Center (the “NJMRC”) to develop, make, use and sell products using proprietary information and technology developed under a previous Sponsored Research Agreement within the field of antioxidant compounds and related discoveries. We must make milestone payments to the NJMRC in an aggregate amount of up to $250,000 upon the occurrence of certain development milestones. Our royalty payment obligations to the NJMRC under this license agreement are in the low single digits of net product sales. We are also obligated to pay patent filing, prosecution, maintenance and defense costs. This NJMRC license agreement is terminable by the NJMRC in the event of breach and otherwise expires when the last licensed patent expires.

In 2009, we obtained an additional exclusive worldwide license from National Jewish Health (“NJH”) to develop, make, use and sell products using proprietary information and technology developed at NJH related to certain compounds as an MCM against mustard gas exposure. Under this license agreement, we must make milestone payments to NJH in an aggregate amount of up to $500,000 upon the occurrence of certain development milestones. In addition, we must make royalty payments to NJH under this license agreement ranging in the low-single digits as a percentage of all sublicensing fees, milestone payments and sublicense royalties that we receive from sublicenses granted by us pursuant to this license agreement. We are also obligated to pay patent filing, prosecution, maintenance and defense costs. This NJH license agreement is terminable by NJH in the event of breach and otherwise expires when the last licensed patent expires.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

2.
You disclose that on December 24, 2009, you entered into an amendment to the purchase agreement entered into in connection with the October 2009 Financing, pursuant to which you agreed to lower the conversion price of the Notes from $0.35 per share to $0.28 per share and as a result, issued to the October 2009 Investors an additional 714,286 shares of your common stock upon conversion of the Notes. Please

•
provide proposed disclosure for future filings that describes the misunderstanding between you and the affiliates of Xmark Opportunity Partners, LLC which appear to be the sole investors in this financing; and

•	confirm that you will incorporate the amendment by reference in your future filings.

In response to the Staff’s comment, the Company proposes to include disclosure in substantially the following form in its future filings to describe the misunderstanding between the Company and the affiliates of Xmark Opportunity Partners, LLC, the sole investors in the financing:

“In addition, as part of the October 2009 Financing, all $1,000,000 of the Notes held by the August 2008 Investors were converted into common stock at a conversion rate of $0.35 per share and the August 2008 Investors’ remaining option to purchase an additional $4,000,000 in Notes was exchanged for warrants to purchase up to 14,285,714 shares of common stock in substantially the same form and terms as the warrants issued in the October 2009 Financing, including an initial exercise price of $0.28 per share. As consideration for the August 2008 Investors to convert the Notes, we agreed to exchange warrants to purchase up to 2,000,000 shares of common stock issued to the August 2008 Investors in connection with the sale of the Notes, warrants to purchase up to 2,150,000 shares of common stock issued to certain investors and one of their affiliates in connection with a financing completed in November 2005 and warrants to purchase up to 13,392,857 shares of common stock issued to certain investors in connection with the March 2009 Financing for warrants to purchase up to an aggregate of 17,542,857 shares of our common stock in substantially the same form and terms as the warrants issued in the October 2009 Financing, including an initial exercise price of $0.28 per share, subject to adjustment as provided in the warrants.

On December 24, 2009, we entered into an amendment (the “Amendment”) to the October 2009 Financing purchase agreement (the “Purchase Agreement”), pursuant to which we agreed to lower the deemed conversion price of the Notes converted in October 2009 from $0.35 per share to $0.28 per share and, as a result, we issued to the October 2009 Investors an additional 714,286 shares of our common stock for no additional consideration (the “Issuance”). The Amendment was executed to resolve a misunderstanding between the Company and the October 2009 Investors. Specifically, we initially understood that the October 2009 Investors had agreed to convert their Notes at a conversion price of $0.35 per share. However, the October 2009 Investors informed us that their agreement to convert their Notes into common stock and to exchange their remaining option to purchase an additional $4,000,000 in Notes was conditioned upon setting a conversion price for the Notes at $0.28 per share. The Purchase Agreement included a $0.35 per share conversion price and was amended to reflect the conditions required by the October 2009 Investors to effect the foregoing transactions. We did not receive any proceeds from the Issuance. The fair value of our common stock on the date of issuance of the additional shares was $343,000 and was charged to the statement of operations as interest expense.”

The Amendment Agreement to the Securities Purchase and Exchange Agreement, dated as of December 24, 2009, was attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on December 28, 2009, and will be incorporated by reference into the Company’s future filings with the Commission as required under Item 601 of Regulation S-K.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 57

3.
The audit report in the amended Form 10-K appears to be the same audit report as the one issued on the original financial statements included in the Form 10-K filed December 29, 2010. Please have your independent auditors reissue their audit report to include an explanatory paragraph to note that the financial statements have been restated. Please refer to Auditing Standard 6 issued by the PCAOB that superseded AU section 420.

The Company acknowledges the Staff’s comment and respectively advises the Staff that, as discussed with Mr. Abbott and Ms. Allen on March 30, 2011, the Company does not believe that its financial statements as of and for the year ended September 30, 2010 were restated.

On December 29, 2010, the Company was working with its filing firm to finalize the conversion of the Company’s Annual Report on Form 10-K for the year ended September 30, 2010 (the “Form 10-K”) into the format to be submitted to the Commission via EDGAR. After the initial draft of the Form 10-K was provided to the filing firm by the Company, the Company submitted incremental changes to the draft of the Form 10-K to the filing firm on December 29, 2010. These changes were based upon the review being conducted by the Company, Haskell & White LLP, the Company’s independent registered public accounting firm (the “Accounting Firm”), and the Company’s outside counsel and related to both accounting and non-accounting disclosure contained in the draft of the Form 10-K.

Following its final review of the draft of the Form 10-K, the Accounting Firm provided the Company with its last set of comments to the draft of the Form 10-K. These comments were promptly provided to the filing firm, which was asked to incorporate them into the draft of the Form 10-K. In conjunction with providing its final comments to the draft of the Form 10-K to the Company, the Accounting Firm delivered its consent, which was ultimately filed as Exhibit 23.1 to the Form 10-K, to the Company. The consent was delivered by the Accounting Firm to the Company on the premise that the Form 10-K to be filed with the Commission on December 29, 2010 would include each of the changes to the draft of the Form 10-K previously delivered to the Company. Each of these changes was provided by the Company to its filing firm prior to the time the Form 10-K was filed with the Commission at 5:15 p.m. (Eastern time) on December 29, 2010.

Unfortunately, the Form 10-K was inadvertently filed with the Commission before the Company had completed its normal filing procedures, including final proofing. Accordingly, the Form 10-K filed on December 29, 2010 did not include certain comments provided by the Accounting Firm, which were provided to the filing firm prior to the time that the Form 10-K was filed with the Commission.

Shortly after the Form 10-K was filed with the Commission, the Company and the Accounting Firm discovered that the Accounting Firm’s comments were inadvertently omitted from the Form 10-K that was filed with the Commission. Immediately upon discovery, the Company, together with the Accounting Firm and the Company’s outside counsel, began preparing an amendment to the Form 10-K to reflect the comments received from the Accounting Firm that were intended to be included in the Form 10-K. The Amendment to the Form 10-K (the “Amendment”) was filed with the Commission at 11:38 a.m. (Eastern time) on December 30, 2010. The Company confirms that each of the changes contained in the Amendment had been provided by the Accounting Firm to the Company, and delivered by the Company to the filing firm, prior to the time the Form 10-K was filed with the Commission on December 29, 2010. The Company respectfully advises the Staff that there was not sufficient time between the filing of the Form 10-K, which occurred after close of business (Eastern time) on December 29, 2010, and the filing of the Amendment, which occurred in the morning on the following day, to discover accounting errors that would form the basis of a financial restatement.

Based on these facts, the Company believes that the corrections contained in the Amendment did not constitute a restatement of the Company’s financial statements included in the Form 10-K. The Company intended that each of the changes reflected in the Amendment be included in the Form 10-K filed on December 29, 2010. However, as a result of human error on the part of the filing firm, the comments were omitted. Accordingly, the Company believes that its disclosure in the Amendment, which includes an explanatory note identifying the subject of each change reflected in the Amendment, is comprehensive and provides the Company’s investors with a full explanation of the changes and the reasons therefor.

General

4.	Consistent with your explanatory notes please revise the filing to address the following:
•	Revise the financial statements and other financial data contained in the amendment to clearly label the periods which have been restated; and
•	Revise the notes to consolidated financial statements to include disclosures required by ASC 250-10-50-7 through 9.

In response to this comment, the Company respectfully refers the Staff to the Company’s response set forth in Item 3 above.

Notes to the Consolidated Financial Statements, page 62

Note G. Stockholders’ Equity (Deficit), page 67

5.
We note that the August 2008, March 2009 and October 2009 warrants all have adjustable features related to the respective exercise prices. Please explain to us why you use the Black-Scholes option pricing model, instead of a binomial or lattice pricing model to value your warrants. It appears that binomial or lattice models are better suited to handle the potential changes to your warrant exercise price.

The Company acknowledges the Staff’s comment. While the Company appreciates that the binomial-lattice model may in theory allow the Company to consider more of the financial characteristics of certain financial instruments, the Company concluded that the additional adjustments and assumptions required by the binomial-lattice approach were unnecessarily complicated in relation to the Company’s situation.

The advantage of binomial-lattice models lies in their flexibility to incorporate richer market-based information, and richer historical information as it relates to voluntary exercise. Using the binomial-lattice model would have required the Company to make highly subjective assumptions that would not necessarily have resulted in a more accurate valuation, given that the various valuation methods available are, at best, estimates in any case. The method as illustrated under FASB ASC Topic 718 of using a “barrier option” binomial lattice with a suboptimal exercise factor would require the Company to have made many subjective assumptions and estimates. The specified suboptimal exercise factor — the barrier — is an average computed from exercises distributed across a range of stock price levels. The Company had very little historical information on its fair market value.

Therefore, the Company chose the Black-Scholes model due to its much less complex set of data inputs, non-dividend nature and additional subjective assumptions and estimates that the Company would have to have made.

6.
Please refer to your disclosure regarding the October 2009 Put Option exercised in July 2010 and the August 2010 Financing. Revise to disclose the fair value and your accounting of the warrants issued in each as well as the Additional Warrants issued in December 2010 as disclosed in your Form 10-Q for the quarterly period ended December 31, 2010. In addition, reconcile for us the amount disclosed in the consolidated statements of cash flows for “proceeds from issuance of common stock and warrants” totaling $4.3 million in fiscal 2010 with the amount disclosed in the consolidated statements of stockholders’ equity (deficit) the line item “common stock sales, net...” for $1.677 million.

In response to the Staff’s comments, the Company proposes to include the following disclosure in substantially the following form in the Next Form 10-Q, and applicable subsequent filings, to disclose the fair value and accounting of the warrants issued in conjunction with the Company’s October 2009 Put Option exercised in July 2010, the August 2010 Financing and the August 2010 Call Option exercised in December 2010. Disclosure appearing in italic text represents the additional disclosure for ease of review:

“October 2009 Financing

On July 30, 2010, the Company exercised the October 2009 Put Option. As a result of the exercise, the Company received $1.65 million in gross proceeds from the investors in exchange for 5,892,857 additional Units (the “Additional Units”), comprised of an aggregate of 5,892,857 shares of common stock and warrants to purchase up to an aggregate of 11,785,714 additional shares of common stock at a purchase price of $0.28 per share.

Net cash proceeds from the exercise of the October 2009 Put Option were approximately $1.6 million after legal costs associated with the exercise and subsequent issuance of stock and warrants.

The fair value of the October 2009 Put Option Warrants exercised on July 30, 2010 was estimated to be $3,911,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 92.0%, risk free interest rate of 2.30% and an expected life of seven years. The proceeds from the October 2009 Put Option exercise were allocated based upon the relative fair values of the October 2009 Put Option Warrants and the October 2009 Put Option Shares. Due to the anti-dilution provisions of the October 2009 Put Option Warrants, these warrants were deemed to be a liability under current accounting guidance and as a result the warrant liability was increased by $3,911,000 of which $2,882,000 was recorded as a charge to the Statement of Operations and $1,029,000 of proceeds from the October 2009 Put Option exercise was allocated to the value of the October 2009 Put Option Warrants.

August 2010 Financing

On August 12, 2010, the Company announced an additional financing with certain existing investors (the “August 2010 Investors”). Under the terms of the agreement, the Company received $1 million in gross proceeds in exchange for the issuance of 2.5 million shares of common stock and warrants to purchase up to an aggregate of 1,875,000 shares at an initial exercise price of $0.50 per share. The Company also granted to the August 2010 Investors the option to acquire, collectively, up to an additional 2,500,000 units, comprised of an aggregate of 2,500,000 shares of common stock and warrants to purchase up to an aggregate of 1,875,000 additional shares of common stock at an exercise price of $0.50 (the “August 2010 Call Option”). In addition, the August 2010 Investors granted to the Company the option to require these August 2010 Investors, severally and not jointly, to acquire up to 2,500,000 additional units, less any additional units acquired under the August 2010 Call Option, at the per additional unit purchase price of $0.40 (the “August 2010 Put Option”).

Net cash proceeds from the August 2010 Financing, after deducting for expenses, were approximately $900,000.

The fair value of the August 2010 Warrants was estimated to be $542,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 91.83%, risk free interest rate of 2.08% and an expected life of seven years. The proceeds from the August 2010 financing were allocated based upon the relative fair values of the August 2010 Warrants and the August 2010 Shares. Due to the anti-dilution provisions of the August 2010 Warrants, these warrants were deemed to be a liability under current accounting guidance and, as a result, the warrant liability was increased by $542,000 of which $179,000 was recorded as a charge to the Statement of Operations and $363,000 of proceeds from the August 2010 financing was allocated to the value of the August 2010 Warrants.

On December 28, 2010, the investors exercised their Call Option and the Company received $1 million in proceeds in exchange for 2,500,000 common shares and 1,875,000 warrants, with an initial exercise price of $0.50 per share, subject to adjustment as provided in the warrants (the “Additional Warrants”). The Additional Warrants are exercisable for a seven-year period from their date of issuance; contain a “cashless exercise” feature that allows the holder to exercise the Additional Warrants without a cash payment to the Company under certain circumstances; contain a dividend participation right which allows the holder to receive any cash dividends paid on the Common Stock without exercising the Additional Warrant; contain a provision that provides for the reduction of the exercise price to $0.01 in the event of any such payment of cash dividends by the Company or upon a change of control; and contain anti-dilution provisions in the event of a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.

The net proceeds to the Company from the December 2010 financing, after deducting for expenses, were approximately $990,000.

The fair value of the August 2010 Call Option warrants was estimated to be $912,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 90.51%, risk free interest rate of 2.89% and an expected life of seven years. The proceeds from the August 2010 Call Option exercise were allocated based upon the relative fair values of the August 2010 Call Option Warrants and the August 2010 Put Option Shares. Due to the anti-dilution provisions of the August 2010 Call Option Warrants, these warrants were deemed to be a liability under current accounting guidance and as a result the warrant liability was increased by $912,000 of which $534,000 was recorded as a charge to the Statement of Operations and $378,000 of proceeds from the August 2010 Call Option exercise was allocated to the value of the October 2009 Warrants.”

In addition, the Staff requested a reconciliation between the amount disclosed in the consolidated statements of cash flows for “proceeds from issuance of common stock and warrants” totaling $4.3 million in fiscal 2010 to the amount disclosed in the consolidated statements of stockholders’ equity (deficit) under line item “common stock sales, net of issuance costs of $211,000”.

During the fiscal year ended September 30, 2010, the Company entered into three financing transactions (the October 2009 Financing, the exercise of October 2009 Put Option on July 30, 2010 and the August 2010 Financing, for which the Company received gross proceeds of $1,650,000, $1,650,000 and $1,000,000, respectively) for total gross proceeds of $4,300,000. In conjunction with these transactions, the Company incurred $211,000 of legal and other expenses associated with these three financing transactions, which is presented separately in the consolidated statements of cash flows for fiscal year 2010. The proceeds, after associated costs, from these three transactions were allocated based upon the relative fair values of the Warrants and Shares issued in exchange for the three transactions. The allocation of the October 2009 Financing proceeds, after associated costs, was $577,000 to shares and $1,020,000 to warrants. The allocation of the exercise of the October 2009 Put Option on July 30, 2010 proceeds, after associated costs, was $564,000 to shares and $1,029,000 to warrants.  The allocation of the August 2010 Financing proceeds, after associated costs, was $536,000 to shares and $363,000 to warrants.  Therefore the total allocated proceeds, after associated costs, were $1,677,000 to shares and $2,412,000 to warrants.

7.	In addition please provide us with a rollforward schedule of the warrant liability by quarter from October 1, 2009 to December 31, 2010.

In response to the Staff’s comment, please see Exhibit A attached hereto for a rollforward schedule of the warrant liability by quarter from October 1, 2009 to December 31, 2010.

Item 9A Controls and procedures, page 77

8.
Please revise your disclosures to explain each material weakness including those associated with restating your financial statements, how the material weakness impacted your operations, including your financial statements, and management’s proposed resolution for the material weakness. We note that “management has established mitigating controls...” Please disclose the nature of the mitigating controls established and discuss any anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

In response to the Staff’s comment regarding a restatement of the Company’s financial statements, the Company respectfully refers the Staff to the Company’s response set forth in Item 3 above.

With respect to the discussion of the mitigating controls, the Company proposes to include disclosure in substantially the following form in the Next Form 10-Q, and applicable subsequent filings, to describe the developments in its internal control over financial reporting.  Disclosure appearing in italic/strikethrough text is presented for ease of comparison to the disclosure originally included in Item 9A of the Amendment:

“Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2010. In making this assessment, our management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in an Internal Control Integrated Framework. As a result of the lack of segregation of duties and weaknesses in financial reporting and close processes, management has determined that material weaknesses in internal control over financial reporting existed as of September 30, 2010, and based on the criteria set forth by COSO, concluded that our internal control over financial reporting was not effective as of September 30, 2010.

A “material weakness,” as defined by the Public Company Accounting Oversight Board (PCAOB) is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

To address the material weaknesses, management has established mitigating controls to minimize the potential for material misstatements in the financial statements.  Mitigating controls include a high level of involvement in the oversight of significant transactions by the board of directors and the audit committee as well as the use of external consultants to assist with the accounting and financial reporting requirements. Management has determined that given our size, level of operations and financial resources, it is not currently practicable for us to eliminate the segregation of controls weakness. ~~However, management has established mitigating controls to minimize the impact of the lack of segregation of duties and is considering the addition of external or internal resources to assist with the financial reporting and close processes.~~

In February 2011, concurrent with the execution of the BARDA contract, the Company hired additional full-time employee resources for the accounting and finance functions, including a Chief Financial Officer and a Controller, thus providing additional personnel resources which can be used to both segregate duties and strengthen the policies and procedures over the financial close and reporting processes.”

Definitive Information Statement filed January 26, 2011

Information Regarding Directors, page 6

9.
Please provide proposed disclosure for your 2012 proxy or information statement to include for each director and nominee his or her experiences, qualifications, attributes or skills that cause the board to determine that the person should serve as a director of the company. See Item 401(e) of Regulation S-K.

In response to the Staff’s request, the Company proposes to include substantially the following disclosure pursuant to Item 401(e) of Regulation S-K in the Company’s 2012 proxy statement or information statement:

“David C. Cavalier

We believe that Mr. Cavalier’s experiences, qualifications, attributes and skills to serve as a director of our Company include his strong understanding of our Company and operations, having served as Chairman of the Board for over 7 years and as an employee for the past 2 years. In addition, Mr. Cavalier’s past experience and expertise in investment banking and company financings, as well as his legal background, are a valuable contribution to our Board.

John M. Farah, Jr., Ph.D.

We believe that Dr. Farah should serve as a director of our Company because of his extensive career in the pharmaceutical industry and international experience. Dr. Farah’s past experience negotiating research partnerships, product licensing and academic collaborations are a valuable contribution to our Board and his experience allows him to provide additional insight to our Board in considering and approving these types of partnerships for the Company.

Joseph J. Krivulka

We believe Mr. Krivulka’s 25 years in the pharmaceutical industry, as well as his experience as a director of multiple public companies over his career, provide him with critical insight about our technology and make him a valuable asset to our Board. In particular, Mr. Krivulka has been involved in the launch of a number of pharmaceutical products and he is very familiar with pharmaceutical manufacturing processes, which allow him to provide valuable advice to our Board.

Amit Kumar, Ph.D.

We believe that Dr. Kumar should serve as a director of our Company in light of his experience serving as an officer and on the board of directors of a number of publicly-held companies, as well as his past venture capital and capital-raising experience. Dr. Kumar’s experience in scientific research and development is also a valuable contribution to our Board, particularly during deliberations and discussions relating to research and development matters.

Michael E. Lewis, Ph.D.

We believe that it is appropriate for Dr. Lewis to serve as a director of our Company because of his experience as a chief scientific advisor of several companies and his long tenure serving on the boards of public companies. In addition, his background allows him to provide additional insight to the Board in analyzing our Company’s scientific strategies.

Chris A. Rallis

We believe that Mr. Rallis should serve as a director of our Company in light of his experience serving as an executive officer of, and participating in a number of equity financings for, other pharmaceutical companies. Mr. Rallis’ experiences in development activities and strategic alliances are valuable to Board deliberations. In addition, his venture capital consulting experience allows him to contribute additional insight to the Board in refining our Company’s business strategies and commercial objectives.

Peter D. Suzdak, Ph.D.

We believe it is appropriate for Dr. Suzdak to serve as a director of our Company due to his more than 23 years of experience in the research and development of pharmaceuticals. In particular, Dr. Suzdak’s educational background in pharmacology allows him to provide valuable insight to the Board in deliberations relating to the research and development of our Company’s pharmaceutical products, including our key compounds, and our product development efforts.”

Form 8-K filed on February 16, 2011
Form 8-K filed on February 25, 2011

10.	In these Form 8-Ks, you disclose that you entered into the following agreements:
•	Cost plus, fixed fee development agreement with the Office of the Biomedical Advanced Research and Development Authority, part of the National Institutes of Health, entered into on February 11, 2011;
•	Research and Manufacturing Agreement with Johnson Matthey Pharmaceutical Materials, Inc. entered into on February 18, 2011; and
•	General Management Consulting Assignment with Booz Allen Hamilton Inc. entered into on February 23, 2011.
Please confirm that you will file copies of each of these agreements with your Form 10-Q for the quarter ended March 31, 2011.

The Company confirms that it will file copies of each of the foregoing agreements with the Next Form 10-Q.

* * * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (650) 678-6155 or Jeff Hartlin, outside counsel to the Company, at (650) 320-1804.

Sincerely,

Aeolus Pharmaceuticals, Inc.

By:	/s/ Russell Skibsted
Name: Russell Skibsted
Title: Chief Financial Officer

cc:	John McManus, Aeolus Pharmaceuticals, Inc.
Wayne Pinnell, Haskell & White LLP
Paul Louis, Haskell & White LLP
Jeff Hartlin, Paul, Hastings, Janofsky & Walker LLP

Exhibit A

Warrant liability rollforward
October 1, 2009 through December 31, 2010
in thousands
Amount
in thousands
Beginning balance as of October 1, 2009	$-
Adoption of new accounting pronouncement	3,789
Issuance of warrants - October 2009 Financing	10,586
Cancellation of warrants - October 2009 Financing	(3,352)
Change in fair value for Q1 2010 - loss	7,646
Warrant liability balance as of December 31, 2009	18,669

Change in fair value for Q2 2010 - (income)	(7,817)
Warrant liability balance as of March 31, 2010	10,852

Change in fair value for Q3 2010 - loss	3,856
Warrant liability balance as of June 30, 2010	14,708

Issuance of warrants - July 2010, exercise of October 2009 put option	3,911
Issuance of warrants - August 2010 Financing	542
Change in fair value for Q4 2010 - loss	8,388
Warrant liability balance as of September 30, 2010	27,549

Cashless exercise of warrants	(110)
Cash exercise of warrants	(64)
Issuance of warrants - December 2010, exercise of August 2010 call option	912
Change in fair value for Q1 2011 - loss	6,668
Warrant liability balance as of December 31, 2010	$34,955